June 30, 2022

VIA EDGAR

Heather C. Clark
Andrew Blume
Office of Manufacturing
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Freshpet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-36729

Dear Ms. Clark and Mr. Blume:

On behalf of Freshpet, Inc. (the “Company”) and as a follow-up to our legal counsel’s discussion with Mr. Andrew Blume of the staff (the “Staff”) of the Securities and Exchange Commission regarding your letter, dated June 15, 2022, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, I hereby confirm that the Company plans to respond to the Staff’s comments set forth in such letter on or before July 15, 2022.

You may contact me at 201-520-4000 with any questions, or the Company’s outside counsel, Christian Nagler and Andrew Maliniak of Kirkland & Ellis LLP, at 212-446-4660 and 212-390-4441, respectively.

Sincerely,

/s/ Heather Pomerantz
Name:	Heather Pomerantz
Title:	Chief Financial Officer

cc:
Christian O. Nagler
Andrew Maliniak